Mail Stop 7010

      September 28, 2005

Via U.S. mail and facsimile

Mr. Michael E. Ducey
President and Chief Executive Officer, Compass Minerals Group,
Inc.
8300 College Boulevard
Overland Park, Kansas 66210

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended June 30, 2005
			File No. 333-82700

Dear Mr. Ducey:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please provide us your intended disclosure. These disclosures should be included in future filings.

MD&A - Liquidity and Capital Resources, Parent Company
Obligations,
page 27

2. Specifically state whether any of CMI`s debt is guaranteed by you.
If it is, provide all the disclosures required by FIN 45 in the notes to your financial statements. In addition, please revise MD&A to more fully address the expected impact on your future cash flows of
CMI`s subordinated discount debentures and subordinated discount notes beginning to require cash interest payments and disclose the term of each debt.

Sensitivity Analysis Related to EBITDA, page 28

3. We note that you present certain non-GAAP financial measures, however it is not clear to us why you believe these measures are useful. Please be advised that:
* If you present these measures because they are helpful in describing your ability to satisfy debt service, capital expenditures, working capital requirements and dividend payments, revise your disclosures to fully comply with Item 10(e) of Regulation
S-K. In this regard, it appears to us that you should reconcile these measures to cash flows from operating activities and you should not adjust them for items that require cash payments.
* If you present these measures because they are tied to your financial covenants, revise your disclosures to fully comply with the guidance set forth in our response to question 10 of the "Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures"
(FAQ).
* If you present these measures because they are helpful in analyzing your operating results, revise your disclosures to fully comply with the guidance set forth in our response to question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures" (FAQ).

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies
h. Property, Plant and Equipment, page 39

4. The estimated useful lives for land improvements, buildings and improvements, machinery and equipment and mineral interests have large ranges. Please separately disclose the ranges of useful lives for your various land, buildings, machinery and mineral interests. For categories that still have broad useful lives, please separately discuss the types of assets that fall in each part of the range and disclose the weighted average useful life.

Note 7 - Income Taxes, page 42

5. Please provide us additional information regarding the specific facts and circumstances related to the change in the tax valuation allowance on deferred tax assets and the change in the tax contingency accrual during the year ended December 31, 2004. In addition, please provide us additional information regarding the impact and terms of the tax indemnification agreement with Mosaic and your accounting for the agreement.

Note 17 - Guarantor/Non-Guarantor Condensed Consolidating
Statements,
page 52

6. Revise the notes to your financial statements, in annual and quarterly filings, to disclose that all of the guarantees are joint and several and that each guarantor subsidiary is 100% owned as required by Rule 3-10(i)(8) of Regulation S-X. If all of the guarantees are not joint and several or if each guarantor subsidiary is not 100%, explain to us how your current disclosures comply with
Rule 3-10 of Regulation S-X.

Item 9A - Controls and Procedures, page 60

7. More fully explain how you determined that your annual and interim statements are properly stated in light of the fact that your disclosure controls and procedures are not effective. More fully explain when and how you expect to resolve the material weakness related to your accounting for income taxes.

Form 10-Q for the Period Ended June 30, 2005

General

8. To the extent applicable, please address the comments above in your future interim filings.

Note 6 - Income Taxes, page 8

9. Please provide us additional information regarding the specific facts and circumstances related to the tax reserves that were reversed during the period ended June 30, 2005. Tell us if and, to the extent applicable, how the amounts that were reversed are related to the tax contingencies that were accrued during the year ended December 31, 2004.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Anne McConnell, Review Accountant, at (202)
551-3709.

							Sincerely,



							John Cash
							Accounting Branch Chief

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Mr. Michael E. Ducey
September 28, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE